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                             November 8, 2023

       Shaofang Weng
       Chief Executive Officer
       Planet Image International Ltd
       No. 756 Guangfu Road
       Hi-tech Development Zone
       Xinyu City, Jiangxi Province
       People   s Republic of China

                                                        Re: Planet Image
International Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed October 31,
2023
                                                            File No. 333-263602

       Dear Shaofang Weng:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 7 to Registration Statement on Form F-1

       General

   1.                                                   You disclose that you
have received the CSRC   s approval of this offering, but that if the
                                                        filing procedures were
not completed according to the Administration Measures you may have to rectify any
non-compliance. You also disclose that unless you obtain approval from the CSRC, you will
not proceed with the initial public offering. Please confirm in writing that you will
notify us promptly of any changes to your disclosure regarding or requested by the CSRC.
 Shaofang Weng
FirstName LastNameShaofang
Planet Image International Ltd Weng
Comapany 8,
November   NamePlanet
             2023       Image International Ltd
November
Page 2    8, 2023 Page 2
FirstName LastName
       Please contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Cindy Li, Esq.